The Target Portfolio Trust

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 17, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Definitive Information Statement on Schedule 14C

To the Securities and Exchange Commission:

We filed through EDGAR on September 1, 2009 on behalf of The Target Portfolio Trust (“TPT”), pursuant to Rule 14c-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the preliminary Schedule 14C Information Statement in connection with approval by the Board of TPT, at a special meeting held July 7, 2009, of a new subadvisory agreement between Lee Munder Capital Group, LLC (“Lee Munder Capital”) and Prudential Investments LLC ("PI”) for the Small Capitalization Portfolio (the “Fund”) of TPT, as a result of a change of control of Lee Munder Investments , Ltd., the Fund’s prior subadviser.

This letter is intended to respond to telephone comments given by Mr. Larry Green of the Securities and Exchange Commission (“Commission”) staff (the “Staff”) to Ms. Katherine Feld and Ms. Liliana Santos-Labarta of PI on September 3, 2009. The Staff’s comments and the Portfolio’s responses are set forth below. The Fund’s responses are reflected in the definitive Schedule 14C Information Statement filed herewith.

1.	Comment: PI is relying on a “Manager of Manager Order” to file an information statement on Schedule 14C in lieu of a proxy statement. Provide further explanation for PI’s reliance on this order

Response:      TPT, on behalf of the Fund , is furnishing an information statement to the Fund’s shareholders in lieu of a proxy statement in reliance on an exemptive order (the “Order”) (Rel. No. IC-22215) issued by the Securities and Exchange Commission to Prudential Mutual Fund Management, Inc. (“PMFM”), PI's predecessor. The Order exempts PMFM (and consequently, PI as successor) from section 15(c) of the Investment Company Act of 1940 and rule 18f-2 thereunder and authorizes PI to enter into new subadvisory agreements with firms not affiliated with PI for portfolios advised by PI without receiving prior shareholder approval, subject to the conditions of the Order.

2.	Comment: Disclosure of the change of control transaction is hard to follow. Clarify the description.

Response:	Disclosure has been revised, as requested, to wit:

Prudential Investments LLC (PI or the Manager) has entered into a new subadvisory agreement with Lee Munder Capital Group, LLC. (Lee Munder Capital) dated and effective July 21, 2009 (the New Subadvisory Agreement). The New Subadvisory Agreement was required because of a change in ownership and control of Lee Munder Investments, Ltd. (LMI) effective July 21, 2009 (the Transaction), resulting in the automatic termination of the prior subadvisory agreement with LMI. Lee Munder Capital, the new subadviser, is the successor of LMI, the previous subadviser. Lee Munder Capital, in which City National Corporation (NYSE: CYN) has a controlling interest, became a registered investment adviser under the Investment Advisers Act of 1940 on July 21, 2009. This information statement relates to the approval by the Board of the New Subadvisory Agreement among PI and Lee Munder Capital.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

                                                                                Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

cc:	Jonathan D. Shain